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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                           WHG RESORTS & CASINOS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Voting Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92924B 10 5
                  --------------------------------------------
                                 (CUSIP Number)

                                Louis J. Nicastro
                         c/o WHG RESORTS & CASINOS INC.
                           6063 East Isla Verde Avenue
                           Carolina, Puerto Rico 00979
                            Telephone: (787) 791-2222
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 23, 1997
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 5 Pages)



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CUSIP NO.  92924B 10 5                                         PAGE 2 OF 5 PAGES


1.   Name Of Reporting Person
     S.S. or I.R.S. Identification No. Of Above Person

              Louis J. Nicastro
     ---------------------------------------------------------------------------

2.   Check The Appropriate Box If A Member Of A Group*

                                                                        (a)  [ ]
              Not Applicable                                            (b)  [ ]
     ---------------------------------------------------------------------------
3.   SEC Use Only
     ---------------------------------------------------------------------------
4.   Source of Funds*           PF
     ---------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required
     Pursuant To Item 2(d) or 2(e)                                           [ ]
     ---------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

              United States of America
     ---------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

     7.  Sole Voting Power

               1,651,158
         ----------------------------------------------------------------------
     8.  Shared Voting Power

                     -0-
         ----------------------------------------------------------------------
     9.  Sole Dispositive Power

                 484,491
         ----------------------------------------------------------------------
     10. Shared Dispositive Power

                     -0-
         ----------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person

               1,651,158
     --------------------------------------------------------------------------
12.  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

                                                                             [ ]
     ---------------------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11)

                   21.4%
     ---------------------------------------------------------------------------
14.  Type Of Reporting Person*

                      IN
     ---------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



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CUSIP NO.  92924B 10 5                                         PAGE 3 OF 5 PAGES

ITEM 1.  SECURITY AND ISSUER.

                  The class of equity securities to which this Statement on
         Schedule 13D relates is the voting common stock, par value $0.01 per share (the "Common Stock"), of WHG Resorts & Casinos Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 6063 East Isla Verde Avenue, Carolina, Puerto Rico 00979.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Statement on Schedule 13D is being filed by Mr. Louis J. Nicastro. Mr. Nicastro's present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of the Company. His business address is at WHG Resorts & Casinos Inc., 6063 East Isla Verde Avenue, Carolina, Puerto Rico 00979.

                  During the last five years, Mr. Louis J. Nicastro has not been
         (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

                  Mr. Louis J. Nicastro is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Mr. Louis J. Nicastro paid the purchase price for the Preferred Stock (as defined in Section 4 below) with personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION.

                  Mr. Louis J. Nicastro and the Company entered into a certain Put Option and Call Option Agreement dated as of April 21, 1997 (the "Agreement"). The Agreement provided that at any time prior to December 31, 1999, the Company had the right to require Mr. Nicastro to purchase 300,000 shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), for an aggregate purchase price of $3,000,000. Mr. Nicastro also had the right, under certain circumstances, to purchase such 300,000 shares of Preferred Stock for an aggregate purchase price of $3,300,000.

                  On July 23, 1997, the Company exercised its right under the Agreement to require Mr. Nicastro to purchase the 300,000 shares of Preferred Stock. The purchase of the Preferred Stock by Mr. Nicastro was consummated on July 31,



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CUSIP NO.  92924B 10 5                                         PAGE 4 OF 5 PAGES



         1997. The Preferred Stock is convertible into 333,333 shares of the Company's Common Stock at $9.00 per share based upon the aggregate liquidation value of the Preferred Stock of $3,000,000.

                  Mr. Nicastro may, at any time and from time to time, purchase additional shares of Common Stock or convert the Preferred Stock into shares of Common Stock or may dispose of any and all shares of Common Stock or Preferred Stock held by him. Notwithstanding the foregoing, Mr. Nicastro has no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through
         (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  During the past 60 days the only transaction Mr. Louis J. Nicastro participated in with respect to the Common Stock was his acquisition of 300,000 shares of Preferred Stock on July 31, 1997 by reason of the exercise of the Put Option by the Company on July 23, 1997. As discussed in more detail below, under the Rules and Regulation promulgated by the Commission, Mr. Nicastro is deemed to be the beneficial owner of the equivalent of 1,651,158 shares of Common Stock for voting purposes and 484,491 shares of Common Stock for dispositive purposes.

                  The 300,000 shares of Preferred Stock entitle Mr. Nicastro to five votes per share which represents the voting power of the equivalent of 1,500,000 shares of Common Stock. In addition, Mr. Nicastro holds a currently exercisable stock option to purchase 150,000 shares of Common Stock and owns directly 1,158 shares of Common Stock. Accordingly, Mr. Nicastro is deemed the beneficial owner of 1,651,158 shares, or approximately 21.4% of the issued and outstanding shares of Common Stock of the Company (based upon 7,700,200 shares of Common Stock deemed outstanding, consisting of the 6,050,200 shares of Common Stock issued and outstanding on June 30, 1997, 150,000 shares of Common Stock issuable upon the exercise of Mr. Nicastro's stock options and the 1,500,000 votes represented by the Preferred Stock). Mr. Nicastro has sole voting power with respect to such 1,651,158 shares.

                  Mr. Nicastro has sole dispositive power with respect to 484,491 shares of Common Stock consisting of the 1,158 shares of Common Stock owned directly by him, the 150,000 shares of Common Stock issuable pursuant to currently exercisable stock options and 333,333 shares of Common Stock issuable upon conversion of the Preferred Stock (such number of shares of Common Stock determined by dividing the sum of the aggregate liquidation value of the Preferred Stock of $3,000,000 by the conversion price of $9.00).




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CUSIP NO.  92924B 10 5                                         PAGE 5 OF 5 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As stated above, Mr. Nicastro and the Company are parties to the Agreement. For a discussion with respect to the Agreement, see the response to Item 4 above.

                  Additionally, the Company and Mr. Nicastro have entered into a Registration Rights Agreement dated as of April 21, 1997 pursuant to which, among other things, the Company has agreed to register, under certain circumstances, under the Securities Act of 1933, as amended, the Common Stock issuable upon conversion of the Preferred Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       None.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

                                       August 1, 1997
                                       -----------------------------------------
                                       (Date)

                                       /s/ Louis J. Nicastro
                                       -----------------------------------------
                                       (Signature)

                                       Louis J. Nicastro
                                       -----------------------------------------
                                       (Name)

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